Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

Telephone: (408) 530-1900

Fax: (408) 530-1919

April 14, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Amanda Ravitz, Assistant Director

Re:          Viveve Medical, Inc.

Registration Statement on Form S-1 (File No. 333-200458)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viveve Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement effective on Form S-l (File No. 333-200458) on April 16, 2015 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Richardson & Patel LLP, by calling Melanie Figueroa at (212) 931-8713.  The Company hereby authorizes Ms. Figueroa to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

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should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Viveve Medical, Inc.

By:	/s/ Patricia Scheller
Patricia Scheller Chief Executive Officer

cc:      Kevin Friedmann, Richardson & Patel LLP

Melanie Figueroa, Richardson & Patel LLP